Mail Stop 3561

January 29, 2007

Mr. Abraham Pierce, Chief Executive Officer
Modena 3, Inc.
162 M Homestead Avenue
Manchester CT 06040

       Re: Modena 3, Inc.
             Form 10-KSB for Fiscal Year Ended October 31, 2005
             Form 10-QSB for Fiscal Quarter Ended January 31, 2006
             File No. 0-50495

Dear Mr. Pierce:

We issued comments to you on the above captioned filing(s) on August 4, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 13, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 13, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other thing, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Raquel Howard at (202) 551-3291 if you have any questions.

                Sincerely,

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Emerging Growth
                Companies